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As filed with the Securities and Exchange Commission on April 16, 2013

Registration No. 333-187153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OMTHERA PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-3797738 (I.R.S. Employer Identification No.)

707 State Road
Princeton, New Jersey 08540
(908) 741-4399
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Gerald L. Wisler
President and Chief Executive Officer
Omthera Pharmaceuticals, Inc.
707 State Road
Princeton, New Jersey 08540
(908) 741-4399
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Edward A. King, Esq. Kingsley L. Taft, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Christian S. Schade Executive Vice President and Chief Financial Officer Omthera Pharmaceuticals, Inc. 707 State Road Princeton, New Jersey 08540 (908) 741-4399	Gregory P. Rodgers, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1773

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☒ 333-187153

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

                  This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

 EXPLANATORY NOTE

              This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-187153) is being filed pursuant to Rule 462(d) solely for the purpose of filing a revised Exhibit 5.1 to such Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

              The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

II-1

 SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on the 16th day of April, 2013.

OMTHERA PHARMACEUTICALS, INC.
By:	/s/ CHRISTIAN S. SCHADE Christian S. Schade Executive Vice President and Chief Financial Officer

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below on the 16th day of April, 2013.

Signature	Title

* GERALD L. WISLER	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHRISTIAN S. SCHADE CHRISTIAN S. SCHADE	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* GEORGE HORNER	Chairman of the Board of Directors
* GRAZIANO SEGHEZZI	Director
* DAVID M. MOTT	Director

*By:	/s/ CHRISTIAN S. SCHADE Christian S. Schade Attorney-in-fact

II-2

 EXHIBIT INDEX

Exhibit No.		Description
1.1	**	Form of Underwriting Agreement.
3.1	**	Amended and Restated Certificate of Incorporation of the Company, as amended.
3.2	**	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, to effect the reverse stock split.
3.3	**	Form of Second Amended and Restated Certificate of Incorporation of the Company, to be in effect upon completion of the offering.
3.4	**	Form of Amended and Restated Bylaws of the Company, to be in effect upon completion of the offering.
4.1	**	Specimen Common Stock Certificate.
4.2	**	Form of Warrant to Purchase Stock.
4.3	**	Form of Secured Convertible Promissory Note.
4.4	**	Warrant Agreement between the Company and Hercules Technology Growth Capital, Inc.
5.1		Opinion of Goodwin Procter LLP.
10.1	**	2013 Stock Option and Incentive Plan and forms of award agreements thereunder.
10.2	**	2010 Stock Option Plan, as amended, and forms of award agreements thereunder.
10.3	†**	License Agreement by and between the Company and PVT Polyver Trust AG, dated as of November 13, 2009, as amended through September 10, 2012.
10.4	**	Amended and Restated Lease Agreement by and between the Company and McCarthy Associates Limited, dated as of January 17, 2012.
10.5	†**	Supply Agreement by and between the Company and BioVectra Inc., dated as of March 1, 2012.
10.6	†**	Intermediate Feedstock Supply Agreement by and between the Company and Ocean Nutrition Canada Limited, dated as of March 12, 2012.
10.7	†**	Commercial Supply Agreement by and between the Company and Catalent Pharma Solutions GmbH, dated as of July 16, 2012
10.8	**	Employment Agreement by and between the Company and Gerald Wisler, dated as of November 13, 2009.
10.9	**	Employment Agreement by and between the Company and Michael Davidson, M.D., dated as of October 3, 2011.
10.10	**	Employment Agreement by and between the Company and Ben Machielse, dated as of June 10, 2011.
10.11	**	Employment Agreement by and between the Company and Chris Schade, dated as of August 2, 2011.
10.12	**	Amended and Restated Stock Purchase and Restriction Agreement, by and between the Company and Gerald Wisler, dated as of November 13, 2009.
10.13	**	Amended and Restated Stock Purchase and Restriction Agreement, by and between the Company and Michael Davidson, dated as of November 13, 2009.
10.14	**	Form of Indemnification Agreement.

Exhibit No.		Description
10.15	**	Note and Warrant Purchase Agreement by and among the Company and the Purchasers listed therein, dated as of February 15, 2013.
10.16	†**	Amendment No. 9 to License Agreement by and between the Company and Chrysalis Pharma AG, dated as of March 27, 2013.
10.17	**	Senior Executive Cash Incentive Bonus Plan
10.18	**	Loan and Security Agreement by and between the Company and Hercules Technology Growth Capital, Inc., dated as of March 29, 2013.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Goodwin Procter LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney (included on signature page).

**
Previously filed.

†
Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

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EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16. Exhibits and Financial Statement Schedules
SIGNATURES
EXHIBIT INDEX